

March 7, 2013

Via E-mail
J. Larry Sorsby
Executive Vice President and Chief Financial Officer
Hovnanian Enterprises, Inc.
110 West Front Street
P.O. Box 500
Red Bank, New Jersey 07701

> **Re:** **Hovnanian Enterprises, Inc.**
> **Form 10-K for the Year Ended October 31, 2012**
> **Filed December 20, 2012**
> **File No. 1-8551**

Dear Mr. Sorsby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Backlog, page 9

2. Please present your backlog information excluding unconsolidated joint ventures. In this regard we note that your current presentation includes sales values that will not be reflected as revenues in your financial statements.

Item 6. Selected Financial Data, page 22

3. It appears that the line item titled "expenses" in your table on page 23 does not include inventory impairment and land option write-off charges which are shown separately in the line below. Therefore, the line item, as currently presented represents a non-GAAP measure. Please revise your description of this line item to clearly indicate that it excludes inventory impairment loss and land option write-offs. Please refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies, page 24

Inventories, page 25

4. We note the assessment of communities for indication of impairment is performed quarterly, primarily by completing detailed budgets for all of your communities and identifying those communities with a projected operating loss for any projected fiscal year or for the entire projected community life. For those communities with projected losses, you estimate the remaining undiscounted future cash flows and compare those to the carrying value of the community, to determine if the carrying value of the asset is recoverable. In order to provide readers with an understanding of your inventory that may be at risk of impairment please revise both your annual and interim critical accounting policy disclosures to:
    - Quantify the number of communities you analyzed for impairment as of each balance sheet date presented;
    - Of the communities analyzed for impairment, quantify both the number of communities with projected operating losses and the aggregate carrying value of those communities; and
    - For those communities for which you estimated the remaining undiscounted future cash flows, quantify both the number of communities for which the remaining undiscounted cash flows are not substantially in excess of the carrying value of the community and disclose the aggregate carrying value of those communities.

Results of Operations, page 39

4. With reference to your cost of sales and gross margin information on page 43, to the extent that homes sold include inventory for which you recognized valuation adjustments in prior periods and the corresponding revenues recognized exceeded your estimates when determining such valuation adjustments, please provide investors with a discussion and analysis regarding the favorable impact to gross profit, including the corresponding amount. Please refer to Items 303(A)(3)(i) and (ii) of Regulation S-K for guidance.

J. Larry Sorsby
Hovnanian Enterprises, Inc.
March 7, 2013
Page 3

<u>Homebuilding Operations by Segment, page 46</u>

5. In the interest of transparency to investors, please revise to also explain that reasons for material changes in your contract cancellation rates between periods presented. For example, although your Northeast division was able to generate more revenue on an increased number of home deliveries, it also experienced a 45% increase in its contract cancellation rate which increased from 18% in fiscal 2011 to 26% in 2012.

<u>Note 3 – Summary of Significant Accounting Policies, page 72</u>

<u>Inventories, page 73</u>

6. During fiscal 2012, you entered into a land banking arrangement with GSO Capital Partners LP ("GSO"). You sold a portfolio of your land parcels to GSO, and GSO provided you an option to purchase back finished lots on a quarterly basis. For accounting purposes, you considered this transaction a financing rather than a sale. For purposes of our Consolidated Balance Sheet, the inventory of $56.9 million was reclassified to consolidated inventory not owned, with a $44.8 million liability from inventory not owned recorded for the amount of net cash received. We also see from your Consolidated Statements of Cash Flows you recorded deferred financing costs related to this arrangement. With reference to the authoritative literature you relied on, please tell us supplementally and revise your disclosures to clarify how you accounted for this transaction.

<u>Post Development Completion and Warranty Costs, page 77</u>

7. You estimate and accrue warranty costs as part of cost of sales for repair costs under $5,000 per occurrence to homes, community amenities and land development infrastructure. You also accrue for warranty costs over $5,000 per occurrence as part of your general liability insurance deductible as selling, general, and administrative costs.   Please explain your basis for recording warranty costs in excess of $5,000 in selling, general and administrative costs.

<u>Allowance for Doubtful Accounts, page 78</u>

8. We note that at October 31, 2012 your balance for allowance for doubtful accounts of $8.2 million was primarily related to the allowance for receivables from your insurance carriers for certain warranty claims which may not be fully recoverable, allowances for receivables from municipalities and an allowance for a receivable related to a legal settlement. Please quantify the amount of receivables from insurance carriers and legal settlements as of October 31, 2012 and 2011 and with reference to ASC 450-30, please address the appropriateness of recognizing these receivables.

Per Share Calculation, page 79

9. We note that you have included 8.8 million shares related to Purchase Contracts which are issuable in the future with no additional cash required to be paid by the holder thereof in your basic weighted-average number of shares outstanding. Please expand your disclosure to clarify, if true, that there are no circumstances under which those shares will not be issued. Refer to ASC 260-10-45-12 and 45-13.

Note 9 - Senior Secured, Senior, Senior Amortizing, Senior Exchangeable and Senior Subordinate Amortizing Notes, page 83

10. With reference to the guidance set forth in ASC 470, please expand your disclosures to clarify why the November 1, 2011 K. Hovnanian debt exchange discussed on the bottom of page 85 was accounted for as a troubled debt restructuring.

Note 17 – Warranty Costs

11. We note that you introduced an owner controlled insurance program for certain of your subcontractors whereby the subcontractors pay you an insurance premium based on the value of their services and you absorb the liability associated with their work on your homes as part of your overall general liability insurance. Please (i) quantify the amount of premiums received from your subcontractors, (ii) disclose how you account for the receipt of premiums and your basis for that accounting; and (iii) quantify the related liability you absorbed associated with their work.

12. Please separately present (i) warranties issued during the period, (ii) adjustments to pre-existing warranties from changes in estimates and (iii) payments made during the period.

Note 20 – Investments in Unconsolidated Homebuilding and Land Development Joint Ventures, page 102

13. We note that you entered into a joint venture agreement to acquire a portfolio of homebuilding projects, including land you previously owned in the consolidated group. You sold the land you owned to the joint venture for net proceeds of $36.1 million, which was equal to your basis in the land at that time, and recorded an investment in unconsolidated joint ventures of $19.7 million. During the three months ended April 30, 2011, you expanded this joint venture, selling additional land you owned to the joint venture for net proceeds of $27.2 million, which was equal to your book value in the land at that time, and recorded an additional investment of $11.4 million in the venture.   Please clarify how you accounted for these transactions and identify the authoritative literature you relied on.

14. Please clarify what consideration you gave to your land development joint venture partner for the transfer of its interest in the venture to you as well as how you accounted for this transfer. Refer to the authoritative literature you relied on.

Note 22. Financial Information of Subsidiary Issuer and Subsidiary Guarantors, page 108

15. Please confirm, and if true, revise your disclosure to indicate, that all the subsidiary guarantors are "100% owned" as defined by Rule 3-10(h)(1) of Regulation S-X. Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned."

16. Please disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan pursuant to Rule 3-10(i)(9) of Regulation S-X.

17. With reference to the instructions for preparation of condensed consolidating financial information set forth in Rule 3-10(i) of Regulation S-X, please address the following comments:
   - Please confirm that your Parent's Investments in consolidated subsidiaries represents the parent company's investment in all its subsidiaries under the equity method of accounting. With reference to the Stockholders' (deficit) equity amounts presented in your Issuer Subsidiary, Guarantor Subsidiary and Nonguarantor Subsidiary columns please reconcile such amounts to Parent's Investment in consolidated subsidiaries of $25,000 as of October 31, 2012 and $(467 million) as of October 31, 2011. Please also address this comment as it relates to your Parent's Equity in (loss) income from subsidiaries; and
   - Clarify the nature of the Investment in consolidated subsidiaries reflected in your Guarantor Subsidiary and Nonguarantor Subsidiary columns. Clarify why there does not appear to be Equity in loss (income) from subsidiaries related to these investments in the respective Consolidating Condensed Statement of Operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief